

December 22, 2014

<u>Via E-mail</u>
Kirk Morgan
Chief Financial Officer
Actua Corporation
555 East Lancaster Ave.
Suite 640
Radnor, PA 19087

> **Re: Actua Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 10, 2014**
> **File No. 001-16249**

Dear Mr. Morgan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Business, page 3</u>

1.   Please tell us what consideration you have given to separately disclosing for each of the businesses in your vertical cloud reporting segment the information called for in paragraphs (c)(1)(i) through (x) of Item 101 of Regulation S-K. Similarly, tell us what consideration you have given to expanding your risk factor disclosure to separately discuss the material risks faced by each of your major subsidiaries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

2.   Please tell us what consideration you have given to expanding your overview to separately address for the company and each of the businesses in your vertical cloud reporting segment the factors or metrics on which management focuses in evaluating financial condition and operating performance. In addition, tell us what consideration was given to discussing the material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused for both the short and long term.   Refer to Section III.A of SEC Release 33-8350. This comment also applies to your Forms 10-Q.

Results of Operations, page 19

3.   We note that you provided revenue growth and number of new customers by business (e.g., Bolt, GovDelivery, and MSDSonline) as well as the percentage of recurring revenue to total revenue and the annual recurring retention rate in your fourth quarter 2013 earnings call on February 20, 2014. Please tell us what consideration was given to disclosing this information in your MD&A. We refer to you Section III.B.1 of SEC Release No. 33-8350. Please note that similar concerns apply to your Forms 10-Q.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition

4.   We note that your Bolt business generates revenue from software licenses, maintenance and support services, professional services fees, insurance commissions, and subscription fees. Please tell us whether these services are offered as part of multiple-element arrangements. If they are offered as part of multiple-element arrangements, please tell us how you allocate revenue to the deliverables in these arrangements and tell us what consideration was given to disclosing this. Refer to any authoritative guidance you relied upon when determining your accounting.

5.   We note that you provide professional services for Bolt software licenses that require significant customization and that you recognize these revenues ratably over the applicable contract term. Please describe the nature of these services and explain to us how you have concluded that the services should be accounted for separately and recognized ratably over the contract term. Refer to the authoritative guidance you relied upon when determining your accounting.

Kirk Morgan
Actua Corporation
December 22, 2014
Page 3

6.   We note that your GovDelivery business recognizes nonrefundable setup fees as services are performed. Please tell us whether the setup fees have standalone value. Refer to ASC 605-25-25-5(a). If they do not have standalone value, please tell us how you determined that recognition of revenue as services are performed is appropriate. Refer to footnote 39 of SAB Topic 13A3.f.

7.   We note that deferred revenue consists primarily of payments received in advance of revenue being earned under the relevant customer agreements. Please tell us the billing and cancellation terms for agreements with payments received in advance and your consideration for disclosing this information.

Note 12: Equity-Based Compensation

SARs and Stock Options Fair Value Assumptions

8.   We note that you calculate the expected term based on an average of the award vesting term and life of the award. Considering the extent of your exercise activity, please clarify for us why you believe that it is appropriate to use this method rather than using historical information. Also, please tell us your consideration for disclosing this information in the notes to consolidated financial statements. Refer to Question 6 of SAB Topic 14.D.2.

Note 15: Net Income (Loss) per Share

9.   We note from your disclosure under the heading "Restricted Stock" in Note 12 that recipients of restricted stock receive all dividends with respect to the shares, whether or not the shares have vested. Please tell us whether you consider the restricted stock to be participating securities that would be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Use of Estimates, page 12

10.   In your response to comment number 2 in your letter dated November 6, 2013 you indicated that in future periodic filings you would provide the required statements outlined within Rule 10-01(b)(8) of Regulation S-X. However, we are unable to locate such disclosures. Please advise.

Kirk Morgan
Actua Corporation
December 22, 2014
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, at (202) 551-3587, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Attorney-Advisor, (202) 551-3456 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief